FORM 6-K

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

Report of Foreign Issuer
May 16, 2002

**Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

**4, Marksistskaya Street
Moscow 109147
Russian Federation**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***
Issuer's code: ***04715-A***

Date of occurrence of the fact (event, action): ***29.04.2002***
Code of the fact (event, action): ***0704715A29042002***

Full company name of the counteragent: Bashinformsvyaz Open Joint Stock Company.

Place of business of the counteragent: 32/1, Lenin Str., Ufa, Republic of Bashkortostan, 450000, Russia.

Postal address of the counteragent: 28, Lenin Str., Ufa, Republic of Bashkortostan, 450000, Russia.

Date of the transaction: 29.04.2002.

Description of the transaction: purchase and sale agreement dealing with acquisition of a share in the authorised capital of the limited liability company.

Vice-President
Investments & Securities ***A.N. Buyanov***

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***
Issuer's code: ***04715-A***

Date of occurrence of the fact (event, action): ***29.04.2002***
Code of the fact (event, action): ***0704715A29042002***

Full company name of the counteragent: Ivan Kardashich.

Place of business of the counteragent: 002, Mosorskoye Stube, Zagreb, Republic of Chroatia.

Postal address of the counteragent: 51, aprt. 60, Prospect Mira, Moscow 129110, Russian Federation.

Date of the transaction: 29.04.2002.

Description of the transaction: purchase and sale agreement dealing with acquisition of a share in the authorised capital of the limited liability company.

Vice-President
Investments & Securities ***A.N. Buyanov***

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***
Issuer's code: *04715-A*

Date of occurrence of the fact (event, action): *13.05.2002*
Code of the fact (event, action): *0404715A13052002*

Full company name of a legal entity the Issuer's share in whose authorised capital has changed:

Place of business: 37-a, Luganskaya Str., Ufa, Republic of Bashkortostan, 450096, Russia.

Postal address: 37-a, Luganskaya Str., Ufa, Republic of Bashkortostan, 450096, Russia.

Issuer's share in the authorised capital of the legal entity before the change took place: 0%

Issuer's share in the authorised capital of the legal entity after the change took place: 100%

Date of such change in the share in the authorised capital: 13.05.2002.

Vice-President
Investments & Securities *A.N. Buyanov*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ______*______
Name: Mikhail Smirnov
Title: President

Date: **May 16, 2002**

* By: ____________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of
Investment and Securities